SECURITIES AND EXCHANGE COMMISSION

10029838

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

/A

SEC FILE NUMBER
8- 65324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JFD SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1401 WALNUT STREET, UNIT 305
(No. and Street)

PHILADELPHIA, PA 19102
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GPCD PARTNERS, LLC
(Name – *if individual, state last, first, middle name*)

1417 LOCUST STREET, SUITE 300, PHILADELPHIA, PA 19102
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANTHONY BRIGANTE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JFD SECURITIES, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Notary Public

KAROLINE PRINCE
A Notary Public of New Jersey
My Commission Expires 10/23/2011

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JFD SECURITIES, INC.

SPECIAL REPORT

RECONCILIATION
TO
SECURITIES INVESTOR PROTECTION CORPORATION (SIPC)

PERIOD APRIL 1, 2009 TO DECEMBER 31, 2009

JFD SECURITIES, INC.
SPECIAL REPORT – RECONCILIATION TO SIPC
PERIOD APRIL 1, 2009 TO DECEMBER 31, 2009

CONTENTS

GPCD PARTNERS, LLC

CERTIFIED PUBLIC ACCOUNTANTS

1417 Locust Street, Suite 300
Philadelphia, PA 19102-3810
215.854.9300 • Fax: 215.561.2070
www.gpcdcpa.com

Number Three, 107 Chesley Drive
Media, PA 19063
610.565.8559 • Fax: 610.565.8178

To the Board of Directors
JFD Securities, Inc.
1401 Walnut Street, Unit 305
Philadelphia, PA 19102-3100

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)) to the Securities Investor Protection Corporation (SIPC) for the period April 1, 2009 to December 31, 2009, which were agreed to by JFD Securities, Inc, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating JFD Securities, Inc. compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T), JFD Securities, Inc.'s management is responsible for the JFD Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, which were the Company's copy of the check and the posting in the general ledger, noting no differences.
2. Compared the amounts reported on the audited Form X17A-5 for the period April 1, 2009 to December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period April 1, 2009 to December 31, 2009, noting a minor difference as shown on page 2.
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers. There were no adjustments, and no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustment, if any. There were no differences noted.
5. Compared the amount of any overpayment applied to the current assessment with the form SIPC-7T on which it was originally computed. There were no overpayments; and as a result, no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than the specified parties.

GPCD Partners, LLC

March 16, 2010

JFD SECURITIES, INC.
RECONCILATION AUDITED STATEMENT TO SIPC FORM 7T
FOR THE PERIOD APRIL 1, 2009 TO DECEMBER 31, 2009

	Total Revenue	Commissions Floor Brokerage Clearance
Per Audited Report for Year	$3,168,239	$ 333,930
Per Focus Report January 1, 2009 to March 31, 2009	1,309,197	132,030
Period April 1, 2009 to December 31, 2009	1,859,042	201,900
Per SIPC 7T	1,882,436	220,387
Difference	23,394	18,487
Classification Error	(20,716)	(20,716)
Net over-reported revenue	$ 2,678	
Net under-reported expense		$(2,229)
Summary:		
Over-reported revenue	$ 2,678	
Under-reported expenses	2,229	
Total Over-Reported	$ 4,907	

JFD SECURITIES, INC.
GENERAL ASSESSMENT CALCULATION
APRIL 1, 2009 TO DECEMBER 31, 2009

Revenue		$1,859,042
Expenses		201,900
SIPC Net Operating		1,657,142
General Assessment @ .0025		4,143
Paid:		
January 2, 2009	$ 150	
July 1, 2009 Ck #3236	1,577	
December 31, 2009 Ck #3475	2,428	
		4,155
Over payment		$ 12

JFD SECURITIES, INC.

SPECIAL REPORT

RECONCILIATION
TO
SECURITIES INVESTOR PROTECTION CORPORATION (SIPC)

PERIOD APRIL 1, 2009 TO DECEMBER 31, 2009

GPCD PARTNERS, LLC

CERTIFIED PUBLIC ACCOUNTANTS